FOR IMMEDIATE RELEASE
JED OIL INC. PROVIDES DRILLING UPDATE
Calgary, Alberta — Thursday, August 31, 2006 — JED Oil Inc. (AMEX: JDO) today provided an update on its ongoing drilling activities and operations.
For the first two months of the third quarter, JED has drilled nine (5.2 net) wells with a 100% success rate. Six (3.2 net) of the wells were drilled in Ferrier. The first well is on production at a rate of 170 boe/d net to JED. The remaining five wells are currently being completed and tied in. All of these wells are anticipated to be on production by mid September. Two (1.55 net) Pinedale wells are also scheduled to be on production in mid to late September. Furthermore, an additional well (0.46 net) has been drilled in North Dakota and is expected to be on production next week, with a second (0.65 net) well currently drilling.
As mentioned in the previous news release on August 15, 2006, JED had finished the completion and fracture stimulation of its first well in the Pinedale area, which encountered multiple pay sections. Twenty-four prospective pay intervals were identified, perforated and fracture stimulated in eleven stages. During flowback of the well to recover the fluid used during the fracture stimulation, unexpected water production was encountered. A spinner survey was completed and determined that two of the stages within the well accounted for the majority of the water production. Yesterday a plug was run to isolate all the stages below these two stages allowing the remaining six stages to produce. The well is currently being flowed back through a choke to establish a stabilized production rate. An operation to bring into production the stages below the two stages that are contributing water may be performed at a later date.
JED has also finished drilling and obtained logs and technical data on its second well in the Pinedale area. The information on the second well is indicative of a successful gas producer in the area with multiple pay sections. Of significance, the gas detector on the second well indicated substantially higher readings than that of the first well. Two additional locations have been permitted and the installation of a pipeline to transport gas to market has been completed. In addition, an application to drill on a 20 acre spacing has been submitted with a review hearing scheduled for September 12th. The downspacing would allow the drilling of up to 32 wells within JED’s current land holdings. “We look forward to stabilizing the production rate on the first well following our isolation operation and are very excited with the initial results from the second well,” stated Tom Jacobsen, JED’s CEO. “We anticipate finishing the completion and fracture stimulations on the second well by mid September with the well on production shortly thereafter.” “We hope to have our downspacing application approved shortly after our hearing on September 12th,” added Al Williams, JED’s President. “The initial indications from our first two Pinedale wells combined with the potential associated with our downspacing application, give us confidence that we are in the early stages of a significant development for our Company. We look forward to continuing to provide updates as our drilling and operations unfold.”
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JED Oil News Release	Page 2
August 31, 2006
JED currently has identified 11 additional wells to be drilled in the Ferrier area and 17 drilling locations identified in North Dakota.
About JED
Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.
This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). JED is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:	or	Investor Relations Counsel
JED Oil Inc.		The Equity Group Inc.
Reg Greenslade, Chairman		Linda Latman (212) 836-9609
(403) 213-2507		Lena Cati (212) 836-9611
Al Williams, President		www.theequitygroup.com
(403) 537-3250
www.jedoil.com